# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Equus Total Return, Inc., CIK 0000878932
CUSIP: 294766100
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 700 LOUISIANA STREET, 48TH FLOOR, HOUSTON, Texas (TX), 77002
Date of event which requires filing of this statement: 06/19/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001313813
Persons authorized to receive notices and communications: Howard Todd Horberg, 915 McCormick Drive, Lake Forest, Illinois (IL), 60045, 847-334-3801

## Reporting persons
- Howard Todd Horberg (CIK 0001313813): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 783,000; shared voting power 0; sole dispositive power 783,000; shared dispositive power 0; aggregate amount beneficially owned 783,000 (5.61% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Equus Total Return, Inc.
Address of issuer's principal executive offices: 700 LOUISIANA STREET, 48TH FLOOR, HOUSTON, Texas (TX), 77002

## Item 2. Identity and Background
Name of person filing: Howard Todd Horberg
Residence or business address: 915 McCormick Drive, Lake Forest, Illinois 60045
Present principal occupation or employment: Private Investor
Criminal convictions in the last five years: NO
Civil proceedings (securities laws) in the last five years: NO
Citizenship: USA

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The aggregate purchase price of the Shares being reported herein was approximately $1,596,790. The source of funds to purchase the Shares came from working capital of the Entities. The Reporting Person is the sole beneficial owner of the Shares held by each of the Entities. As referenced in this Schedule 13D, the "Entities" mean Horberg Enterprises LP and Howard Todd Horberg Rollover IRA.

## Item 4. Purpose of Transaction
Purpose of transaction:
On June 23, 2026, the Reporting Person issued a letter expressing his views concerning the Issuer and certain matters relating to the Issuer (the "Letter"). A copy of the Letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

In addition, the Reporting Person may from time to time communicate with the Issuer and other interested parties regarding a variety of matters relating to the Issuer, including corporate governance, capital allocation, management, board composition, strategic alternatives, business combinations, acquisitions, mergers, sales of assets, recapitalizations, financings, operational matters and other transactions or alternatives that could affect the Issuer and its stockholders.

The Reporting Person intends to review his investments in the Issuer on a continuing basis and may, depending on various factors, including market conditions, the Issuer's performance and prospects, and other investment considerations, acquire additional Shares, dispose of some or all of his Shares, engage in transactions involving the Shares, or formulate plans or proposals regarding the Issuer, subject to restrictions under applicable laws.

Except as set forth herein, the Reporting Person has no present plan or proposal that relates to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although the Reporting Person reserves the right to formulate such plans or proposals in the future and to take such actions as he may deem appropriate with respect to his investment in the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person beneficially owns 783,000 Shares, representing approximately 5.61% of the outstanding shares of the Common Stock of the Issuer. The Shares are held in the two Entities (729,000 are held in Horberg Enterprises LP and 54,000 are held in Howard Todd Horberg Rollover IRA ). The Reporting Person is the sole beneficial owner of the Shares insofar as he has sole voting and dispositive power with respect to the Shares.
Number of shares as to which each person has sole or shared power to vote or dispose:
The Reporting Person has sole power to vote or direct the vote over all 783,000 Shares.
The Reporting Person has shared voting power to vote or direct the vote over 0 Shares.
The Reporting Person has sole power to dispose or direct the disposition of all the 783,000 Shares.
The Reporting Person has shared power to dispose or direct the disposition of 0 Shares.
Transactions in the class effected during the past sixty days:
Entity Date of Purchase Number of Shares Purchased Per Share Price
Horberg Enterprise LP June 15, 2026 16,500 $1.23
June 18, 2026 5.500 $1.22
Todd Horberg Rollover IRA June 18, 2026 10,000 $1.24
Other persons with the right to receive dividends or sale proceeds: No persons other than the Entities have the current right to receive dividends from, or the proceeds from the sale of, the Shares. The Reporting Person is the sole person with the right to direct payment of these dividends or sales proceeds to a person other than the Entities, to the extent permitted by the governing documents of these Entities.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable. The Reporting Person has not ceased to be the beneficial owner of more than 5% of the Common Stock of the Issuer.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The Reporting Person is the sole general partner of Horberg Enterprises LP and the sole beneficiary of the Howard Todd Horberg IRA Rollover, and by virtue thereof has the sole authority to direct the voting and disposition of the Shares. Except as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Person and any other person with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1, Press release issued by the Reporting Person which contains an open letter to the Board of Directors and Shareholders of the Issuer.

## Signatures
- Howard Todd Horberg: Howard Todd Horberg, Howard Todd Horberg (06/23/2026)
Comment: Exhibit 99.1 -- Press Release issued by the Reporting Person containing "Open Letter to the Board of Directors and Shareholders of Equus Total Return, Inc."